UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                 Debut Broadcasting Corporation, Inc.
                 -----------------------------------
                            (Name of Issuer)

               Common Stock, par value $0.003 per share
                  ----------------------------------
                    (Title of Class of Securities)

                              24276 P 101
                     -----------------------------
                             (CUSIP Number)

                          Ronald E. Heineman
                      One Tower Lane, Suite 2200
                      Oakbrook Terrace, IL 60181
                             630-954-0400

                    ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                          September 21, 2009
                     -----------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24276 P 101

1   NAME OF REPORTING PERSONS

    River Falls Financial Services, LLC


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /         (b) /  /

3   SEC USE ONLY


4   SOURCE OF FUNDS      Not applicable.


5   CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)/_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION     River Falls is a
    Kentucky limited liability company.

NUMBER  OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:  Not applicable.


8   SHARED VOTING POWER: Not applicable.


9   SOLE DISPOSITIVE POWER: Not applicable.


10  SHARED DISPOSITIVE POWER: Not applicable.


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    30,000,000,  assuming full exercise of current right to buy
    30,000,000 shares


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES   /_/


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   60%


14  TYPE OF REPORTING PERSON        OO

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $.003 par value per share, of Debut Broadcasting Corporation, Inc. Debut's principal executive offices are located at 1025 16th Ave. South, Suite 102, Nasheville, TN.

The reporting person owns no Debut capital stock. River Falls is deemed beneficial owner of 30,000,000 shares of Debut's common stock as a result of its right to purchase such shares pursuant to a Convertible Promissory Note it holds from Debut dated September 21, 2009. The transaction in which the Note was issued was reported on Form 8-K by Debut on September 25, 2009. The Note is attached as
Exhibit 7.1. Ron Heineman is not currently a record owner or beneficial owner of Debut common stock. However, were River Falls to exercise its purchase rights and own Debut common stock, Mr. Heineman would be deemed a beneficial owner of such shares pursuant to his authority to vote and divest such shares on behalf of River Falls.

Item 2.	Identity and background.

River Falls Financial Services, LLC is a Kentucky limited liability company with a principal address at 11921 Brinley Ave., Louisville,
Kentucky.   The  principal  business  activity of River Falls is to
serve as a holding company for various investments. Ron Heineman's principal business address is at One Tower Lane, Suite 2200, Oakbrook, IL 60181. Mr. Heineman's principal employment is as CEO and President of General Employment Enterprises, Inc., at the foregoing address. Mr. Heineman also provides human resources consulting, management, merger and acquisition and restructuring services to a variety of enterprises, sometimes in the course of which he serves as an officer of the client. Mr. Heineman is a co-manager of River Falls, with sole responsibility for River Falls' dealings with Debut.

Item 3.	Source and amount of funds or other consideration.

Not applicable. As described above in Item 1, the reporting person owns no shares of Debut common stock. If River Falls subsequently makes purchases of Debut common stock, or determines to make purchases in the future with an identifiable source of funds, pursuant to its rights under the Note or otherwise, it will amend this report if and as required.

Item 4.	Purpose of transaction.

The reporting person has made no purchases of Debut common stock; accordingly, there is no purpose for having purchased the securities. River Falls entered into the loan transaction with Debut with the
expectation of earning interest income on the Note.   Although River
Falls does not anticipate exercising its right to purchase shares under the Note in the foreseeable future, when and if River Falls determines it would be in its best economic interest to purchase Debut shares, it would likely do so. As a director Mr. Heineman generally plans to support Debut and its management in effecting the goals expressed in Debut's press release issued on September 24, 2009 with respect to the loan transaction, including helping the company restructure its debt and facilitate expansion.

The reporting person notes that, while there is no present intention to effect a change in the composition of Debut's board of directors, it does enjoy the right to designate two members of the board pursuant to the terms of a Voting Agreement among River Falls, Debut and two Debut shareholders. The Voting Agreement was described in and filed as an exhibit to Debut's September 25 Form 8-K referenced in Item 1.

Item 5.  Interest in Securities of the Issuer.

(a) Assuming complete exercise of its conversion/option rights, River Falls and Mr. Heineman would beneficially own 30,000,000 shares, or 60% of the Debut common stock.
(b)  Not  applicable, as  neither reporting  person owns any shares.
(c) The reporting person has not engaged in a transaction in the class of securities reported in the past 60 days.
(d)  Not applicable, no such securities are owned.
(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits.

     Exhibit 7.1  Convertible Promissory Note

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2009

RIVER FALLS FINANCIAL SERVICES, LLC

BY: /s/ Ronald E. Heineman
      Ronald E. Heineman, Co-Manager

EXHIBIT 7.1

                     CONVERTIBLE PROMISSORY NOTE

$1,500,000	                                  September 21, 2009

This Convertible Promissory Note is made by Debut Broadcasting Corporation, Inc., a Nevada corporation (the "Maker") for the benefit of River Falls Financial Services, LLC, Kentucky limited liability company ("Holder").

   1.  PAYMENT.

   Maker hereby promises to pay to Holder, or assigns, the unpaid principal amount of the advances made by Holder to Maker and interest accrued at an annual rate of twelve percent (12%), not later than July 31, 2010 (the "Maturity Date"). Maker may request loans in any increment by giving Holder notice specifying the date of such loan, whereupon Holder shall promptly make such advance if Holder approves such advance, which approval shall not be unreasonably withheld. The aggregate amount of such loans shall not exceed $1,500,000. Holder shall keep a schedule of all advances hereunder attached to this Note, which schedule shall become an amendment hereto and be incorporated herein, as revised from time to time. Maker shall pay interest monthly on the first business day of each month for the interest accrued on outstanding advances during the previous month. The parties acknowledge that the balance hereunder is $300,000 as of the date hereof.

   Presentment,  demand  and  protest,  and   notices   of  protest,
dishonor, and non-payment of this Note and all notices of every kind are hereby waived.

   No single or partial exercise of any power hereunder shall preclude the other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

   Maker shall have the right to prepay this note without penalty or charge of any kind, provided that Holder shall have five business days after receipt of such prepayment to either accept such prepayment or exercise its conversion rights under Section 2 as to all or a portion or all of such prepayment.

   2.  CONVERSION, PURCHASE.

       2.1 Conversion. The holder of this Note will have the right to convert all or any part of the outstanding unpaid principal and interest on this Note (the "Unpaid Balance") into shares ("Conversion Shares") of the Maker's common stock, $0.003 par value per share ("Common Shares"), at a price of $0.05 per share.

   To convert this Note pursuant to this Section 2, the holder of this Note shall surrender this Note, duly endorsed, to the principal offices of the Maker or any transfer agent for its securities (as the case may be), together with a written notice (the "Conversion Notice") to the Maker of the holder's election to convert, specifying the amount of the Unpaid Balance to be so converted. At its expense, the Maker shall, as soon as practicable thereafter, issue and deliver to such holder at such principal office, a certificate (or certificates, as directed by Holder) evidencing the issuance of the Conversion Shares (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel of the Maker), and a replacement Note representing any portion of the Unpaid Balance not so converted. In the event of any conversion of this Note, such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender and delivery of both this Note and the corresponding Conversion Notice, and the holder of this Note entitled to receive the Conversion Shares upon such conversion shall be treated for all purposes as the record holder of such securities on such date. All Conversion Shares issued upon conversion of this Note shall be duly authorized, fully-paid and non-assessable.

       2.2 Purchase Option. Maker acknowledges that it is the intention of the parties that Holder have the right to acquire a total of 30,000,000 Common Shares for $1,500,000, and that at any time Holder shall have the option (the "Option") to purchase Common Shares by first, conversion in accordance with Section 2.1, above, and second, purchase of shares for $.05 cash ("Option Shares"). The Option shall expire upon the later of July 31, 2011, or the purchase by Holder of 30,000,000 Common Shares under this Note, whichever occurs first.

   3.   MAKER REPRESENTATIONS

Maker represents and warrants to Holder as follows:

       3.1 SEC Reports. The Maker's reports (and financial statements included therein) filed with the U.S. Securities and Exchange Commission ("SEC Reports") from January 1, 2008 through the date hereof (the "Reporting Period") are accurate in all material respects and comply in all material respects with the SEC's information reporting requirements with respect to such reports. The Maker has filed all SEC Reports due during the Reporting Period.

       3.2   Disclosure.  None  of  this  Agreement or any Schedule,
Exhibit or certificate attached hereto or delivered in accordance with the terms hereof or any document or statement in writing which has been supplied by or on behalf of the Maker to Holder or its agents and advisors in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact, or omits any statement of a material fact necessary in order to make the statements contained herein or therein not misleading. There has been no material adverse change in the Maker's financial condition, business or prospects since March 31, 2009, other than such changes as may affect the radio broadcasting industry generally and as is evidenced by the Maker's balance sheet as at June 1, 2009 provided to counsel to Holder.

   4.   PROTECTIVE PROVISIONS.

       4.1 Operating Covenants. Until the Note is paid in full, Maker shall not, and shall cause its subsidiaries to not, without the consent of Holder (which consent shall not be unreasonably with held) (i) issue or sell (or agree to issue or sell, whether through a warrant, option or otherwise) any capital stock (other than such as are outstanding on the date hereof), (ii) grant a license to any person affiliated with the Maker or any insider of the Maker for any Maker proprietary technology, (iii) sell any material asset other than in the ordinary course of business, (iv) purchase any capital equipment for any amount in excess of $10,000 other than in the ordinary course of business, (v) repurchase or redeem any capital stock of the Maker, (vi) make any distributions on its capital stock, (vii) make any material change in the nature of its business,
(viii) incur or satisfy any material debt or contractual obligations, other than in the ordinary course of business, (ix) enter into any transaction with any officer or director, or any affiliate, associate or relative of any officer or director, of the Maker except with the approval of the disinterested members of the Board of Directors, or (x) effect a recapitalization, stock dividend, reverse stock split, or similar such event.

       4.2 Reservation of Common Stock. The Maker has taken all necessary action to authorize the issuance of this Note, and has taken (or will take) all action and will obtain all governmental consents and approvals necessary to authorize the issuance of the shares of common stock hereunder, and covenants that it will at all times keep available solely for issuance hereunder sufficient shares of common stock.

       4.3 Information Rights. Until the Note is paid in full, the Maker shall grant to Holder and its agents access during normal business hours to all key employees, properties, books, accounts, records, contracts and documents of or relating to the Maker and furnish or cause to be furnished to Holder and their representatives all reasonably available data, information and analysis concerning the business, finances and properties of the Maker and its subsidiaries that Holder may reasonably request.

       4.4 Registration Rights. Maker shall register the Conversion Shares and Option Shares which are not publicly tradable without limit under Rule 144 under the Securities Act of 1933 (the "Act"), as amended, pursuant to any other registration of securities it effects from the date hereof until the anniversary date hereof and cause such registration statement to remain effective for a period of not less than six months after becoming effective. Maker shall use its best efforts to be at all times in compliance with the public information requirements under Rule 144(c) from the date hereof through the date all holding periods for Conversion Shares and Option Shares under Rule 144 have been satisfied.

   5.   DEFAULT.

   (a) Upon the occurrence of any of the following events (herein called "Events of Default"):

       (i) Maker shall fail to pay the principal or interest of this Note when due;

       (ii) Maker shall breach any term, provision, representation, warranty, or covenant under this Note, or any security agreement executed by Maker and Holder concurrently herewith;

       (iii) Any guarantor hereof shall breach any term, provision, representation, warranty or covenant under their guaranty or related security agreement;

       (iv) (A) Maker shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or (B) Maker shall admit the material allegations of any petition or pleading in connection with any such proceeding; or (C) Maker shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (D) Maker shall make a general assignment for the benefit of creditors;

       (v) (A) The commencement of any proceedings or the taking of any other action against Maker in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing and the continuance of any of such events for sixty
   (60) days undismissed, unbonded or undischarged; or (B) the appointment of a receiver, conservator, trustee or similar officer for Maker for any of its property and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged;

       (vi) Maker shall fail to comply with any of its obligations under this Note, other than payment;

       (vii) Maker shall default with respect to any indebtedness for borrowed money (other than under this Note) if either (a) the effect of such default is to allow the creditor to accelerate the maturity of such indebtedness (giving effect to any applicable grace periods) or (b) the holder of such indebtedness declares Maker to be in default (giving effect to any applicable grace periods);

       (viii) Any judgment or judgments against Maker or any attachment, levy or execution against any of its properties for any amount in excess of $20,000 in the aggregate shall remain unpaid, or shall not be released, discharged, dismissed, stayed or fully bonded for a period of thirty (30) days or more after its entry, issue or levy, as the case may be; or

       (ix) Holder deems itself insecure and in good faith believes the prospect of repayment has become impaired; then, and in any such event, Holder, at its option and without any written notice to Maker, may declare the entire principal amount of this Note then outstanding immediately due and payable, and interest at the default rate shall accrue thereafter, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. If the
   Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from and including the date of the Event of Default to but not including the date of payment at a rate equal to the lesser of eighteen percent (18%) per annum or the maximum interest rate permitted by applicable law.

   (b)	No  course  of  dealing  or  delay  on the part of Holder in exercising any right hereunder shall operate as a waiver or otherwise prejudice its rights under this Note. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

   (c) In the event this Note is turned over to an attorney for collection or Holder otherwise seeks advice of an attorney in connection with the exercise of its rights hereunder upon the occurrence of an Event of Default, Maker agrees to pay all reasonable costs of collection, including reasonable attorney's fees and expenses and all out of pocket expenses incurred in connection with such collection efforts, which amounts may, at Holder's option, be added to the principal hereof.

   (d) No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

   6. Governing Law. This Note shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Kentucky.


   7. Amendments and Waivers. No amendment of any provision of this Note shall be valid unless the same shall be in writing and signed by Holder and Maker.

   8. Severability. Any term or provision of this Note that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   9. Construction. The parties have participated jointly in the negotiation and drafting of this Note. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note.

   10. Venue, Jurisdiction. The parties hereby irrevocably submit to the exclusive jurisdiction and venue of any state or federal court sitting in Jefferson County, Kentucky in any action or proceeding arising out of or relating to this Agreement, and the parties hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such State or federal Court. The parties hereby irrevocably waive, to the fullest extent they may do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereby consent and agree that the summons and complaint and any other process which may be served in any such action or proceeding may be served by mailing (by registered or certified mail) or delivering a copy of such process to the party's registered agent in its state of
organization.   The parties agree that a final judgment in any such
action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

   IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date above.

DEBUT BROADCASTING CORPORATION, INC.


BY:  /s/ Steven Ludwig
     Steven Ludwig, President


/s/ Robert Marquitz
Robert Marquitz, Chairman

RIVER FALLS FINANCIAL SERVICES, LLC


By /s/ Ron Heineman
     Ron Heineman, Co-Manager